FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

December 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 5 to Registration Statement on Form F-1
Submitted August 7, 2023
File No. 333-269469

Ladies and Gentlemen:

By letter dated August 3, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s Amendment No. 5 to Registration Statement on Form F-1, described above.

This letter contains the Company’s response to the Staff’s comments. The numbered response and the heading set forth below corresponds to the numbered comment and heading in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 6 to the Registration Statement on Form F-1, which was filed to provide a revised Exhibit 5.2 in response to the comment below, to provide updated interim financial statements for the period ended June 30, 2023, and to update the size of the offering.

Amendment No. 5 to Registration Statement submitted July 27, 2023

General

1.	Refer to Exhibit 5.2. Please file a revised exhibit that includes counsel’s consent. Also, the last sentence of the opinion appears to constitute an impermissible limitation. Please revise to delete that sentence. Further, paragraph 10 states that the counsel’s opinion is that the “Relevant Statements” are fairly summarized. Revise to state that those statements are counsel’s opinion.

We have filed an updated opinion that has made the requested changes.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood